Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Monty House
Date of last notice	17 November 2011

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Houston Nominees Pty Ltd (Mr House a relevant interest in this entity)
Date of change	31 December 2011
No. of securities held prior to change	33,923 Fully Paid Ordinary Shares held indirectly 1,666 Fully Paid Ordinary Shares held directly 83,333 Options exercisable at 1.26 GBP expiring 31 December 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days

+ See chapter 19 for defined terms.

Class	Options exercisable at 1.26 GBP expiring 31 December 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days
Number acquired	-
Number disposed	83,333
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Lapsed)
No. of securities held after change	33,923 Fully Paid Ordinary Shares held indirectly 1,666 Fully Paid Ordinary Shares held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A

+ See chapter 19 for defined terms.

Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terrance Sean Harvey
Date of last notice	5 July 2011

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 December 2011
No. of securities held prior to change	▪ 33,333 Fully Paid Ordinary Shares ▪ 83,333 Options exercisable at 1.80 GBP expiring 31 December 2011 vesting upon the Companys share price trading above 2.56 GBP for 5 consecutive days. ▪ 166,666 Options exercisable at 1.80 GBP expiring 31 December 2011.

Class	▪ Options exercisable at 1.80 GBP expiring 31 December 2011 vesting upon the Companys share price trading above 2.56 GBP for 5 consecutive days. ▪ Options exercisable at 1.80 GBP expiring 31 December 2011.
Number acquired	-
Number disposed	▪ 83,333 Options exercisable at 1.80 GBP expiring 31 December 2011 vesting upon the Companys share price trading above 2.56 GBP for 5 consecutive days. ▪ 166,666 Options exercisable at 1.80 GBP expiring 31 December 2011.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	▪ 33,333 Fully Paid Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A

+ See chapter 19 for defined terms.

Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.